Mail Stop 3561
	October 28, 2005


Mark Andrews
Chief Executive Officer
Castle Brands, Inc.
570 Lexington Avenue, 29th Floor
New York, New York 10022

          Re:	Castle Brands, Inc.
	Registration Statement on Form S-1
	Filed September 29, 2005
	File No. 333-128676

Dear Mr. Andrews:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Since we may have additional comments once you provide this information, please allow us sufficient time to review your complete disclosure before you distribute preliminary prospectuses.




Inside Front Cover Page
2. Provide us in a timely manner copies of any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.
3. The forepart of your document should consist of the cover page, summary and risk factors section. Please relocate the section "Trademarks" appearing beneath the table of contents to a more appropriate location in the prospectus.

Prospectus Summary, page 1
4. Please revise the summary to provide a balanced overview of your
business. In this regard, you should include Net Income (Loss) amounts in addition to the sales and revenue amounts that you have provided.
5. Please provide support for the qualitative and comparative statements contained in the summary and throughout your prospectus.
For example, we note the statement appearing in this section that "Boru Vodka...was the first, and continues to be the largest selling, premium vodka produced in Ireland."  We also note your reference to
Gosling`s rums as "award-winning," and "Knappogue Castle 1951, one of
the oldest and rarest commercially available Irish whiskeys...."
The
following examples appear in the Business section:

* British Royal Navy Imperial Rum, one of the rarest and most historically significant commercially available rums today... -
page
48

* Gosling`s Black Seal was awarded a Platinum Medal (the highest offered) in the World Spirits Competition... - page 50

* Sea Wynde won a five-star award (the highest offered) from Spirit
Journal in 2003. - page 51.
Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.


Risk Factors, page 8
6. As currently drafted, many of the risk factors appearing in this section appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete the following risk factors:

* Our growth may be limited if we do not generate sufficient cash..., page 8.

* Our growth strategy may strain our resources..., page 13.

* Consumer preferences are constantly changing..., page 13.

* Failure to maintain and/or strengthen our competitive position..., page 14.
7. Some of your risk factors describe multiple risks that should be included under separate subheadings, if considered material. The following risk factors should be revised accordingly:

* Our quarterly operating results have fluctuated in the past..., page 11.

* The international nature of our business adds operating risks..., page 12.

* The market price for our common stock may be volatile..., page
17.

The market price for our common stock may be volatile..., page 17
8. Please remove the disclosure indicating securities analysts will cover your common stock.

Use of Proceeds, page 23
9. We note that you will use a portion of the proceeds to repay debt
to former shareholders of your Irish subsidiaries.  Please set forth
the interest rate and maturity of this indebtedness.  See
Instruction
4 to Item 504 of Regulation S-K.
10. We note that you will retain broad discretion in the
allocation
and use of the net proceeds.  You may reserve the right to change the
use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.  See Instruction 7 to Item
504
of Regulation S-K.  Please revise accordingly.
Management`s Discussion and Analysis, page 32

Overview, page 32
11. Please provide a more detailed discussion of material opportunities, risks and challenges in both the short and long term and the actions you are taking to address them. Please see SEC Release 33-8350. For example, we note disclosure indicating your selling expense, as a percentage of sales and per case, is presently high as compared to competitors. Revise your disclosure as appropriate.
12. We note that you develop and market branded spirits in several market categories, including "certain other international markets."
Please revise your disclosure to specifically identify the other international markets to which you refer.

Results of Operations, page 37
13. Please revise your disclosure in this section to include Net Income (Loss) for each period.
14. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the increase in net sales from the three month period ended June
30, 2004 as compared to the three month period ended June 30, 2005, you should quantify the extent to which the commencement of your U.S.
distribution relationship and global export agreement with respect to the Gosling`s rums; the addition of Pallini Limoncello; and a continuation of increased case sales within your portfolio contributed to the overall change. Please also disclose the extent to which increases in net sales are attributable to price and/or volume increases. See Item 303(a) of Regulation S-K and SEC Release
No. 33-8350.

Quarterly Results of Operations, page 39
15. Please revise to include appropriate note disclosure to highlight significant changes in corporate structure and other significant transactions that impact comparability of the quarterly data.

Liquidity and Capital Resources, page 41
16. Please provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please refer to
Item 303(a) of Regulation S-K and SEC Release No.  33-8350.
17. Please disclose whether you are currently in compliance with the financial covenants identified in this section. Please also discuss the anticipated effect, if any, the public offering will have on future compliance with the financial covenants described in this section.

Gosling`s Export Venture, page 44
18. We note disclosure in the Use of Proceeds section indicating that you will use a portion of the net proceeds from the offering to fund capital commitments to your Gosling-Castle Partners on October 1, 2005. Please revise your disclosure to discuss the source(s) of funding this capital commitment since proceeds of the offering were not available for the October 1, 2005 payment.

Contractual Obligations, page 46
19. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See
Section IV.A and footnote 46 to the Commission`s Management Discussion and Analysis guidance issued December 19, 2003, available at www.sec.gov.

Business, page 48
Our Brands, page 50
20. Please revise to include a table that provides an itemization of your liquor brands and the percentage of sales each represents. Competition, page 64
21. Please revise to clarify your disclosure indicating the major companies in your industry are not positioned well to partner with small to mid-size brands, which creates an opportunity for you.
22. We note that you compete on the basis of quality, price, brand recognition and distribution strength. It would appear that your competitors in the industry would also compete on the same basis. Please explain your methods of competition in greater detail. See
Item 101(c)(1)(x) of Regulation S-K.

Government Regulation, page 64
23. Please specifically identify the regulations to which you are subject, and discuss in greater detail the material effects that compliance may have upon capital expenditures, earnings and your competitive position. See Item 101(c)(xii) of Regulation S-K.

Management, page 66
24. The business experience of Mark Andrews for the past five years
is unclear.  Please revise accordingly.  See Item 401(e) of
Regulation S-K.
25. We note that Messrs. Phelan and Rigney serve as consultants. Please further discuss the nature of these consulting arrangements.
Please disclose whether the terms of the agreements, including the related fees, are no less favorable than those that the company could have obtained from unaffiliated third parties.
Security Ownership of Certain Beneficial Owners and Management,
page
83
26. Please identify the person(s) who have voting or investment control over the securities owned by Mellon HBV SPV LLC, Black River
Global Credit Fund, Lafferty Limited, CNF Investments,
Massachusetts
Mutual Life Ins. Company, and Carbery Milk Products Limited.

Description of Securities, page 86

Registration Rights, page 87
27. It appears that your Amended and Restated Warrant Agreement with
Keltic Financial Partners, LP should be filed as a material exhibit.
See Item 601(b)(10) of Regulation S-K.  Please revise or advise.

Shares Eligible for Future Sale, page 91

Lock-up Agreements, page 91
28. We note that Oppenheimer & Co. Inc., as representative of the underwriters, may in its discretion waive the lock-up agreements. Please further describe the circumstances that would cause the representative to waive the lock-up agreements. Also, tell us what factors Oppenheimer & Co. Inc. would take into consideration in deciding whether to release any of the securities prior to the expiration of the lock-up.
Underwriting, page 93

Underwriting Discount and Expenses, page 94
29. Please describe the non-accountable expense allowance to which you refer and explain its purpose in the offering.

Reserved Share Program, page 95
30. We note that you will have a reserved share program for your directors, officers, employees, business associates and related persons. Please tell us the mechanics of how and when these shares will be offered and sold to persons in your reserved share program.
For example, please explain to us how you will determine the prospective recipients of reserved shares, particularly those you refer to as business associates and related persons. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when you and the underwriters will contact the reserved share investors, including the type(s) of communication you will use. Further explain when the shares and money will be exchanged and when the purchasers become committed to purchase their shares. Please provide a copy of all written material used in connection with the directed share program and analyze how that material is consistent with Rule 134. We may have further comment upon receipt of your response.

Electronic Delivery, page 96
31. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage
in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing.
Also, in your discussion of your procedures, tell us how your
procedures ensure    that the distribution complies with Section 5
of
the Securities Act.  In particular:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.
In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into these arrangements, promptly supplement your response.

Consolidated Balance Sheets, page F-3
32. Please revise your pro forma financial information in Note
1.D.
to include an introductory paragraph which briefly sets forth a description of the transaction and the periods for which the pro forma information is presented. Refer to Rule 11-02(b)(2) of Regulation S-X.
33. Please revise your pro forma financial information to present in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results. Pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved. Refer to Rule 11-02(b) of Regulation S-X.
34. Please provide a pro forma statement of income for the latest fiscal year and interim period included in the filing. The pro forma financial information should be presented as if each of the transactions to which you give pro forma effect occurred at the beginning of the fiscal year presented. We assume, at a minimum, this would require adjustment to reflect the elimination of interest expense related to convertible notes to be exchanged for equity upon completion of the offering. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Consolidated Statements of Operations, page F-4
35. Please revise the other income/expense, net, line item to present
other income and other expense as separate line items. Net presentation is generally not appropriate unless clearly immaterial.
See paragraphs 7 to 9 of Rule 5-03(b) of Regulation   S-X.  Please
also disclose in a footnote in tabular format the components and related amounts included in the revised other income and other expense line items for each period your statement of operations is presented. Finally, please explain why other income/expense, net, is included as a component of operating loss rather than presented as non-operating.




Consolidated Statements of Changes in Stockholders` Equity
(Deficiency), page F-5
36. You have presented a stockholders` equity balance of
$15,084,315
at June 30, 2005 when it appears you actually have a stockholders` deficiency. Please revise.

Notes to Financial Statements, page F-7

General
37. Please provide the disclosures required by SAB Topic 11:M regarding all recently issued accounting pronouncements that you have not yet adopted. Likewise, revise your Management Discussion and Analysis to include such disclosure.

Note 1. Organization and Summary of Significant Accounting
Policies,
page F-7

General
38. You disclose on page 2 that you engage in "innovative marketing, advertising and promotional activities." If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of earnings line item in which each type of arrangement is classified. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item in Management Discussion and Analysis, if material to an understanding of your ability to maintain or increase sales volumes.
Additionally, if treated as an expense, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in Management Discussion and Analysis any significant estimates resulting from these arrangements.
39. Please disclose your policy for classifying shipping and handling costs in the statement of operations. If shipping costs and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. Please also disclose the line item in which you include amounts paid to you by customers for shipping and handling.
See EITF 00-10.
40. On page 33, you disclose that your sales price per case in the United States includes excise tax and import duties, which are also reflected in a corresponding increase in your cost of sales. Please disclose your accounting policy for excise taxes in a footnote. Additionally, as they are presented on a gross basis for sales in the
United States, also disclose the amounts of excise taxes included in each revenue and expense caption. See Rule 5-03.1 of Regulation S-X.

A. Description of Business and Business Combination, page F-7
41. Please provide us with a diagram of your corporate structure before and after the 2003 merger/recapitalization of Great Spirits Company LLC. Please include a similar diagram in your amended filing to help a reader understand your corporate structure.
42. On page F-7, you state that you have stockholders` equity of $12,222,147 as of March 31, 2005 and $15,099,275 as of June 30,
2005.
However, based on review of your statements of changes in stockholders` equity (deficiency), it appears these amounts actually represent deficiencies rather than equity. Further, the amount of the deficiency as of June 30, 2005 per your narrative in Note 1.A does not agree to the amount per the statements of changes in stockholders` equity (deficiency). Please revise.

K. Goodwill and other intangible assets, page F-8
43. Please provide us with a summary of your most recent goodwill impairment assessment, including a description of the underlying assumptions used. Refer to paragraphs 19-22 of SFAS 142. In this regard, please explain to us how you determined the reporting units used for purposes of impairment testing.  Refer to paragraphs 30-
31
of SFAS 142.

Note 4. Investments and Acquisitions, page F-13
44. On page F-14, you disclose that the aggregate net purchase price of the acquisition was $17,048,946. Please reconcile this disclosure to your purchase price allocation table, which shows total consideration of $17,631,236. If the difference relates to the shares purchased from the minority shareholders in May 2004, please clarify.

Note 6. Intangible Assets, page F-16
45. Please disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class, for intangible assets subject to amortization. Additionally, disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years. For intangible assets not subject to amortization, disclose the total carrying amount and the carrying amount for each intangible asset class. Refer to paragraph 45 of SFAS 142. Additionally, describe to us the circumstances that support classification of such intangible assets as indefinite lived.
In this regard, tell us why you believe no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of the unamortized intangible assets. Refer to paragraph 11 and
Appendix A of SFAS 142. Finally, please explain to us in detail what caused the $8 million increase in "Brands, trademarks and rights" between fiscal 2004 and 2005. We assume a significant portion of the
$8 million relates to your 60% purchase of Gosling-Castle Partners Inc. in February 2005. Please revise your filing accordingly.
46. Please tell us how you determined that acquired supplier and distributor relationships had an indefinite life. Please specify the amounts allocated to those relationships. Ensure you address all of the criteria in paragraph 11 of SFAS 142 in your response.

Note 8. Accounts Payable and Capital Lease, page F-17
47. You disclose that overdraft balances are included in accounts payable. Bank overdrafts should be reflected in financing cash flows on the statement of cash flows. Please revise your filing accordingly or tell us why no revision is necessary.

Note 9. Notes Payable and Capital Lease, page F-17
48. Please tell us how you accounted for the conversion features present in your subordinated convertible notes discussed in notes 9 and 10 at issuance.  In doing so, provide the fair value per share of
common stock upon debt issuance and also tell us how you
determined
the fair value per share.  Refer to EITFs 98-5 and    00-27, as
applicable.

Note 12. Redeemable Convertible Preferred Stock, page F-22
49. Please tell us how you accounted for the conversion features present in your Series A through C preferred stock at issuance.
In
this regard, explain your consideration of whether the conversion features represent an embedded derivative requiring separation from the host contract, as contemplated in paragraph 12 of SFAS 133.
If
you determined the conversion features are not embedded derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. In this regard, tell us what effect, if any, the amendment to the warrant holder`s registration rights disclosed in Note 20 on page F-38 had on your accounting for the warrants. Please explain the "certain penalties" to which you would be subject in the event that the warrants are not registered timely.
Assuming SFAS 133 does not apply, tell us how you accounted for the conversion features present in your Series A and B preferred stock under EITF 98-5 and/or EITF 00-27, as applicable. Based on your disclosure on page F-31, we note you recorded a beneficial conversion feature with respect to your Series C preferred stock. Please provide us with your calculation of such beneficial conversion feature. Additionally, with respect to each series of preferred stock, please tell us the fair value per share of common stock upon issuance and also tell us how you determined the fair value per share.

Note 15. Stock Options and Warrants, page F-27
50. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common stock, common stock options, restricted stock, warrants and any other instrument that is convertible into common stock:

* the date of each issuance;
* a description of the instrument issued;
* the number of shares/options issued including the exercise terms;
* the fair value of the underlying common stock on each issuance date;
* a detailed description of how the fair value of the underlying share on each date was determined; and
* the amount of compensation expense recorded in your financial statements associated with each issuance.
Note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we look to the estimated initial public offering price as a leading indicator of value of your stock in the months prior to the filing of the initial public offering. Accordingly, if your anticipated initial public offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.





B. Stock Warrants, page F-29

Common Stock Warrants Issued to the Financing Agent, page F-29
51. We note you recorded the value assigned to the warrants as a reduction in the value assigned to the credit facility and an increase in long-term liabilities. Please explain in detail your basis under GAAP for such treatment, including the specific accounting literature you relied on. In doing so, specifically tell us how you considered the put right in determining the appropriate accounting treatment.

Common Stock Warrants Issued to the Placement Agents, page F-30
52. Please revise your disclosure to explain how you accounted for the issuance of warrants in connection with the Series C preferred stock. Please explain in detail your basis under GAAP for this accounting, including the specific accounting literature you relied on.

Note 21. Geographic Information, page F-38
53. Please also disclose revenues for each product or each group of similar products. See paragraph 37 of SFAS 131.

Castle Brands Spirits Company Limited Directors` Report and
Financial
Statements, page F-40
54. On page 5, you state that you acquired The Roaring Water Bay Spirits Group Limited and The Roaring Water Bay Sprits Marketing and
Sales Company Limited, together with their subsidiaries, in
December
2003.  On page F-12, you state that you acquired CB Group,
including
its operating subsidiary CB-UK, in December 2003. Based on your disclosure in Note 1.A on page F-7 you have changed the names of the companies acquired. Please clarify this point and revise for consistency throughout the document. Further, we note you have provided the fiscal year 2003 and 2002 financial statements for Castle Brands Spirits Company Limited and The Roaring Water Bay Spirits Company (GB) Limited. Please explain your reasons for including the financial statements of these companies in your registration statement. We assume the financial statements are provided to comply with Rule 3-05 of Regulation S-X. It appears that audited financial statements of CB Group are required
notwithstanding
your disclosure on page    F-48 under the heading "consolidation."
See Rule 3-05 of Regulation S-X.  Please advise or revise.


The Roaring Water Bay Spirits Company (GB) Limited Directors` Report and Financial Statements, page F-65
55. Please provide audited statements of cash flows for the periods presented for The Roaring Water Bay Spirits Company (GB) Limited. See Rule 3-05(c) of Regulation S-X and Item 17(a) of Form 20-F. Additionally, provide a quantified description of the material differences between cash reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States. See Item 17(c)(2)(iii) of Form 20-F.

Reconciliation of Income/(Losses) reported to U.S. GAAP, page F-81
56. The columns presented in your reconciliation of Income/(Losses) reported to U.S. GAAP are both labeled December 31, 2003. Please revise the column labels to properly include December 31, 2002.

Exhibits
57. Please file all required exhibits, such as the form of underwriting agreement and the legal opinion, in a timely manner so that we may have adequate time to review them before you request effectiveness of your registration statement.
58. We note your second footnote to the exhibit table indicates you have requested confidential treatment pursuant to Rule 406 under the
Exchange Act of 1934. Please revise to disclose that confidential treatment is being request under Rule 406 to the Securities Act of 1933.



* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



	You may contact Sarah Goldberg at (202) 551-3340 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director

cc:	John E. Schmeltzer, Esq.
	Patterson Belknap Webb & Tyler LLP
	Fax: (212) 336-2222










































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Mark Andrews
Castle Brands, Inc.
October 28, 2005
Page 2